Exhibit 21

List of Doral Financial Corporation

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Doral Mortgage Corporation	Puerto Rico
Doral Securities, Inc.	Puerto Rico
Doral Bank	Puerto Rico
Centro Hipotecario de Puerto Rico, Inc.	Puerto Rico
Doral Money, Inc.	Delaware
SANA Mortgage Corporation	Puerto Rico
Doral Bank, FSB	USA
Doral International, Inc.	Puerto Rico
Doral Insurance Agency, Inc.	Puerto Rico
Doral Properties, Inc.	Puerto Rico